FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 13, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

Item

1.	Translation of a letter to CONASEV dated June 24, 2004, regarding the 3rd Issue of the Third Program of Corporate Bonds.

2.	Translation of a letter to CONASEV dated June 30, 2004 regarding the issuance of the Third Issue of the Third Program of Corporate Bonds.

3.	Translation of a letter to CONASEV dated July 1, 2004 regarding the characteristics of the 3rd Issue of the Third Program of Corporate Bonds.

4.	Translation of a letter to CONASEV dated July 6, 2004 correcting information regarding the 30th Issue of the Second Program of Commercial Paper.

5.	Translation of a letter to CONASEV dated July 8, 2004 regarding the filing of Schedule 13E-3/A with the SEC.

6.	Translation of a letter to CONASEV dated July 12, 2004 regarding the redemption of Series C of the 28th Issue of the Second Program of Commercial Paper.

7.	Translation of a letter to CONASEV dated July 20, 2004 regarding resolutions adopted at a meeting of the Board of Directors.

8.	Translation of a letter to CONASEV dated July 20, 2004 regarding the Productivity Factor.

9.	Translation of a letter to CONASEV dated July 22, 2004 regarding the resolutions adopted at the Shareholders’ Meeting of Telefónica Publicidad e Información S.A.C.

10.	Translation of a letter to CONASEV dated July 26, 2004 regarding the redemption of Series F of the 28th Issue of the Second Program of Commercial Paper.

11.	Translation of a letter of CONASEV dated July 27, 2004 regarding the resolutions adopted at a meeting of the Board of Directors of Telefónica del Perú S.A.A.

12.	Second Quarter Results

Item 1.

TRANSLATION

June 24, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the terms and conditions of the Third Issue of the Third Program of Corporate Bonds of Telefónica del Perú, according to the advertisement published this morning, which is enclosed herewith.1

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

[1]	Attachment not included.

Item 2.

TRANSLATION

June 30, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the Third Issue, Series A of the Third Program of Telefónica del Peru’s Corporate Bonds:

Amount	:	S/. 30,000,000

Date of Issue	:	June 30, 2004

Date of Redemption	:	December 30, 2007 (non-business day), the day of payment will be January 2, 2008

Nominal Interest Rate	:	8.125%

Payment schedule
Coupon 1	:	12/30/2004
Coupon 2	:	06/30/2005
Coupon 3	:	12/30/2005
Coupon 4	:	06/30/2006
Coupon 5	:	01/02/2007
Coupon 6	:	07/02/2007
Coupon 7	:	01/02/2008

Besides, there is a remaining balance to be issued of S/. 60,000,000.00 (sixty million Nuevos Soles).

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 3.

TRANSLATION

Lima, July 1, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the date of redemption and payment of the coupons of the 3rd Issue, Series A, of the Third Program of Telefonica Corporate Bonds, under the following characteristics:

Coupon No.	Date of Redemption	Date of Payment
1	12/30/2004	12/30/2004
2	06/30/2005	06/30/2005
3	12/30/2005	12/30/2005
4	06/30/2006	06/30/2006
5	12/30/2006	01/02/2007
6	06/30/2007	07/02/2007
7	12/30/2007	01/02/2008

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 4.

Lima, July 6, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Re: Key Events

Dear Sirs,

We would like to correct the information that we sent you previously related to the 30th issue of the Second Program of Commercial Paper of Telefónica del Perú S.A.A., whose terms and conditions we attached to the present.2

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefonica del Peru S.A.A.

[2]	Attachment not included.

Item 5.

TRANSLATION

Lima, July 8, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you about the “Transaction Statement” on Schedule 13E-3/A filed with the Securities and Exchange Commission (SEC), which contains certain details –according to the information requested by this institution – to the document registered as a key event last April 29. At the same time, we inform you that the company is authorized to acquire class B shares of its own issue, according to the agreement adopted at the Shareholders Meeting and the Board of Directors on March 26th and 11th, 2004, respectively.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 6.

TRANSLATION

GCF-220-A1-0542-04

Lima, July 12, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series C of the 28th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
28th	C	360	07.18.03	07.12.04	S/.26,750,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 7.

TRANSLATION

Lima, July 20, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Pursuant to Article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs that the Board of Directors held today adopted the following agreements considered Key Events:

•	According to the authority granted by the Annual Shareholders Meeting, the Board of Directors appointed Deloitte & Touche S.R.L. as the external auditor for the year 2004.

•	According to the authority granted by the Annual Shareholders Meeting, the Board of Directors approved the identification and valuation of the assets and liabilities, that, under the form of a simple reorganization, Telefónica del Perú S.A.A. will disburse to its subsidiary Telefónica Multimedia S.A.C, on August 1, 2004.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 8.

TRANSLATION

Lima, July 20, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Pursuant to Article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that the Supervisory Board for Private Telecommunications Investments (OSIPTEL) notified the Company by Resolution No. 060-2004-CD/OSIPTEL that their Board of Directors established on the value of 0.02619 the Quarterly Productivity Factor (10.07% per annum) applicable to the top tariff regime for the period 2004 – 2007, regarding the single charge for installation, monthly rates and to the fixed local telephony services and –0.02010 (7.8% per annum) for international long-distance tariffs. The factor will enter in force on September 1, 2004.

The same day the above mentioned institution notified the company the approval of the “Regulation to Adjust the Public Telecommunication Services Tariffs Class I – Top Tariffs Regime Formula”.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 9.

TRANSLATION

Lima, July 22, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Pursuant to Article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs that in the Shareholders’ Meeting of Telefónica Publicidad e Información S.A.C., company that is part of the Economic Group of Telefónica, reached the following resolutions:

•	An increase in their Capital Stock from S/. 21,980,000 to S/. 23,167,901.30, as a result of a capitalization of the accumulated gross inflation as of May 31, 2004, and immediately afterwards.

•	Reduction of their Capital Stock to S/. 785,000.00. From the amount reduced, S/. 1,222,220.19 will be used to cover losses, while S/. 21,160,681.11 will be given back to the shareholders in proportion to their participation in the capital stock, according to a schedule established by the Board of Directors. The reduction of the Capital Stock will be made through the reduction of the nominal value of the share from S/. 0.28 (zero and 28/100 Nuevos Soles) each to S/. 0.01 (zero and 01/100 Nuevos Soles), which will be expressed through the withdrawal and issue of the respective share certificates.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 10.

TRANSLATION

GCF-220-A1-0545-04

Lima, July 26, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series F of the 28th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
28th	F	270	10.28.03	07.24.04	S/. 7,490,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 11.

TRANSLATION

GGR—2003

Lima, July 27, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

Lima.-

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 related to Key Events, Private Information and Other Communications, we, hereby, inform you that on the Board of Directors of Telefónica del Perú S.A.A. today adopted the following resolutions which are considered key events:

•	Approved the consolidated and non-consolidated financial statements of the second quarter of the year 2004, which will be duly registered through the system MVNet and ordered to submit them to the Comisión Nacional Supervisora de Valors – CONASEV -, the Bolsa de Valores de Lima and other stock market institutions that may be concerned. Find enclosed herein the document prepared by the company’s management in relation to such consolidated financial statements.

•	Approved the acquisition of all of Antena 3 Producciones S.A.’s shares and the respective incorporation of such company to the economic group of Telefónica. Likewise, the Board granted authority to its President, the Chief Executive Officer, the Chief Financial Officer, the Controller and the General Council of Telefónica, so that any two of them can negotiate and establish the terms and conditions of the acquisition, especially the amount that will be paid and to the assignment of the purchaser if the purchase is made directly by Telefónica del Perú S.A.A. or through one of its subsidiaries.

Sincerely yours,

Julia María Morales Valentín

Telefónica del Perú S.A.A.

Representative to the Stock Exchange

Item 12.

Quarterly Results

Telefónica del Perú S.A.A. and subsidiaries

April – June 2004

Significant Events

A summary containing the most significant events that have occurred since April 2004 is presented below:

1.	Board of Directors approvals:

April 21, 2004 Board:

•	Approved the individual and consolidated financial statements of the Company corresponding to the first quarter of 2004 and approved their filing with the Comisión Nacional Supervisora de Empresas y Valores (CONASEV), the Lima Stock Exchange and other relevant institutions of the stock market.

•	Approved a partial modification to the Company’s structure so that the Management of Customer Service, until now under the Central Management for Residential Customers, will now be under the Central Management of Resources; also approved the change of its name to “Central Management of Resources and Customer Services.

June 16, 2004 Board:

•	Approved the partial modification to the Company’s structure in order to create the Central Management of Sohos, Enterprises and Professionals, and the Central Management of Wholesale Businesses. The Board of Directors appointed Mr. Vicente Arnaiz and Luis Delamer as their respective Central Managers.

•	Established the Nominations, Compensation and Corporate Governance Committee, which will be composed of the directors Luis Bastida, Enrique Used and Alfonso Ferrari as its main functions. This Committee will monitor the integrity of the Company’s executive selection process and its corporate governance practices.

•	Approved the “The Conduct Rules for Telefónica Group’s financial officers” which establish the conduct guidelines that must be followed by presidents, directors, managers and executives of the areas of finance, capital markets, treasury, financing, investor relations, accounting and management control, among others.

July 20, 2004 Board:

•	Deloitte & Touche S.R.L was appointed as the external auditor for the fiscal year 2004 and the Board of Directors approved the value of the equity block which the Company will transfer in favor of its subsidiary Telefónica Multimedia S.A.C., by a simple reorganization, effective August 1st, 2004.

2.	Appointments and Resignations:

•	On April 30, 2004, the resignation of Eduardo Airaldi to the positions of Alternate Director and Central Manager for Businesses became effective.

•	Gabriel Frías was appointed as Central Manager for Businesses and Director General Manager of Telefónica Servicios Integrados SAC and as director of Telefónica Soluciones Globales Holding SAC.

3.	On April 29, the Company filed with the Securities and Exchange Commission (SEC) a proposal to purchase the class B shares underlying to the American Depositary Shares (ADSs) that JP Morgan Chase Bank (Depositary Bank of such instruments) is offering for sale in the Lima Stock Exchange as a consequence of the cancellation of the depositary program. Additionally, on July 8 it was announced that the Company was able to acquire the class B shares, approved at the General Shareholders Meeting and Board of Directors on March 26th and 11th, 2004, respectively.

4.	On June 11, the Ministry of Transport and Communications notified the Company the Report No. 166-2004-MTC/17.01.ssp which supports its decision to not grant the renewal of the concession term. The Company responded by presenting evidence rebutting the charges in the report within the period of 15 calendar days as stated in section 4.04 of the concession contracts approved by Supreme Decree No. 001-94-TCC.

5.	On July 20, Osiptel notified the Company of the decision adopted by its Directive Council, that established the value of the “Quarterly Productivity Factor” applicable to the price-cap tariff system set in the concession contracts of the Company. This value, effective from September 1st, 2004 to August 31st 2007, will be 10.07%, in annual terms, for the C and D bundles (monthly fee and local measured service) and 7.80%, in annual terms, for the E bundle (DLD and ILD).

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the second quarter and six months ended June 30, 2004

It is recommended that the reading of this report be made along with the corresponding financial statements and their notes that have been presented simultaneously, since they form an integral part of this document and contain complementary information.

Economic Environment

During 2Q04, the Gross Domestic Product is estimated to have grown about 4.2%. This growth is estimated to have been fueled by exports (8.2%), since internal demand has grown about 3.4%. The growth of exports has been especially noted in the textile and mining sectors, in the context of improvements in the fiscal accounts and in country risk, as well as the strengthening of the exchange rate, however the inflation rate may have increased, which may end up being above the upper limit of the target (1.5%-3.5%) by year-end.

The recovery in economic activity during 2Q04 may have been supported by the dynamism in exports. In effect, the growth of traditional exports may have been fueled by the high prices of gold and cooper (which contribute 38% and 31%, respectively, in the growth of mining exports). On the other hand, exports originated in textile, chemistry and basic metal industries are the ones that may have contributed more to the growth of the non-traditional sector, as a result of the benefits from the ATPDEA, which expires in December 2004. It is worth noting that, as a replacement to the ATPDEA, Peru hopes to sign, in conjunction with Ecuador and Colombia, a Free Trade Agreement with the United States by 1Q05.

The increase in the inflation rate reported in 2Q04 has been tied again to the shocks of supply, both in food and by a delayed impact of the increase of fuel prices in May. With the June figure, the last 12 months inflation rate was 4.26%, exceeding for the first time the top limit (3.5%) of the inflation target for 2004. It is of concern, that with still six months to go in fiscal year 2004, that the accumulated inflation rate from January through June is 3.01%, close to the Central Bank recently expected inflation rate (3.2%) for year 2004.

The 2Q04 fiscal accounts may show signs of an important recovery. The result is supported by collections since mid 2002. In effect, current revenues may grow 8.5% during 2Q04, mainly explained by the improvement in the collection of the IGV (Value Added Tax), the ISC (Selective Consumption Tax), the IR (Income Tax) and the ITF (Banking Transaction Tax). These results may allow financing the non-financial expenses that may grow 5% during the quarter. Nevertheless, the differences in the growth sources are of concern, because while public expenditures have focused on permanent areas, like salaries and pensions, it is unclear whether the growth source of revenues is also permanent denominated.

Standard & Poor’s (S&P) improved the rating of the sovereign debt denominated in foreign currency from BB- to BB, just two levels below investment grade. Furthermore, Fitch changed the outlook for the debt from “Stable” to “Positive” and the IMF approved a US$ 422.8 million loan to support the economic program in Peru until mid 2006. In light of this news, the Peruvian EMBI dropped below 400 bps. and the exchange rate strengthened. It is worth noting that the exchange rate fell below the support level of S/. 3.430 (July 13) due to increased dollar supply.

Operating revenues

The competitive environment faced by the local telecommunications market has mainly impacted the revenues of Long Distance and Public Telephony businesses. Additionally, the increase in subscriber base of mobile telephony affected the performance of the latter business.

Operating revenues for 2Q04 totaled S/. 848 million, showing a 3.4% reduction regarding 2Q03, mainly due to the lower revenues from Local Telephony (8.6%), Public and Rural Telephony (10.7%) and Long Distance (12.2%), which were not offset by the revenue increases for Business Communications (37.0%), Other Operating Revenues (14.6%) and Cable Television (5.2%).

Meanwhile, operating revenues for 6M04 totaled S/. 1,736 million, dropping 4.0% compared to 6M03, mainly due to the lower revenues from Local Telephony (8.4%), Public and Rural Telephony (6.6%) and Long Distance (16.4%), which were partially compensated by higher revenues for Business Communications (38.3%), Other Operating Revenues (2.4%) and Cable Television (5.5%).

Revenues for Local Telephony totaled S/. 364 million in 2Q04, an 8.6% decrease compared with 2Q03. This variation is mainly explained by the effect of the productivity factor in place (6%) as well as the change in the Conditions of Usage. OSIPTEL established that, during a suspension of service, the operator company would not be able to apply any fee related to this service to the revenues of monthly fee and local measured service beginning in May 2004. Additionally, Internet billed traffic reduced due to the increase of flat tariff and ADSL clients. On the other hand, revenues for 6M04 showed an 8.4% reduction compared to 6M03, totaling S/. 748 million. This reduction is due to lower revenues from local measured service, as a consequence of the growth in the consumption limit and prepaid services, which represented 53% of the plant in service at the end of 2Q04. Furthermore, it is reported an increase in the subscribers to tariff plans of limited consumption increased.

Revenues for Public and Rural Telephony totaled S/. 164 million in 2Q04, representing a 10.7% reduction regarding 2Q03, while in 6M04 totaled S/. 350 million, 6.6% lower than those of 6M03. This behavior is mainly explained by the reduction in the average local fixed-to-fixed traffic per line of Public Telephony as a result of the increase in the plant of mobile telephony, as well as lower revenues from fixed-to-fixed DLD, as a consequence of the increased migration from the use of coins toward prepaid cards.

Long Distance revenues during 2Q04 dropped 12.2% compared to 2Q03, totaling S/. 78 million, mainly due to lower tariffs in DLD and outgoing ILD, and higher payments to carriers due to an the increase in the average settlement rate. On the other hand, revenues for 6M04 totaled S/. 161 million, 16.4% lower than 6M03 due to the reduction of tariffs in DLD and ILD caused by increased competition. These reductions were partially offset by higher revenues coming from the sale of Hola Perú cards and higher revenues for incoming ILD in 2Q04.

Revenues for Business Communications showed a 37.0% increase, going from S/. 54 million in 2Q03 to S/. 74 million in 2Q04, while they totaled S/. 141 million in 6M04, 38.3% higher than those registered in 6M03. The higher revenues are mainly explained by the growth in the Broad Band market.

It is worth noting the significant growth in the Broad Band market. Thus, the lines of service grew from 54 thousand lines in 6M03 to 135 thousand lines in 6M04, a 147.9% increase.

Cable Television revenues totaled S/. 85 million in 2Q04, which represents a 5.2% increase compared to 2Q03, and reached S/. 169 million in 6M04, a 5.5% increase compared to 6M03, mainly as a consequence of the higher revenues from monthly fees of 2.9% - due to an 8.1% increase of the average billable plant.

Other Operating Revenues grew 14.6% in 2Q04 compared to 2Q03, totaling S/. 82 million, and grew 2.4% in 6M04 compared to 6M03, totaling S/. 167 million, mainly due to the higher revenues for network adequacy, as a result of the higher number of operators in the market.

Operating expenses

In 2Q04 operating expenses totaled S/. 688 million, which represented a 4.6% decrease in relation to the S/. 721 million of 2Q03, mainly due to lower personnel expenses (S/. 13 million), general and administrative expenses (S/. 7 million), depreciation (S/. 14 million) and provisions (S/. 4 million). The lower general and administrative expenses are mainly due to advertising and promotion reduction– in 2Q03 an aggressive campaign to communicate the new tariff plans was undertaken-, services of tele-attention to clients and commissions from rural plant outsourcing.

The accumulated expenses for 6M04 dropped S/. 73 million, a 5.0% drop compared to 6M03, totaling S/. 1,404 million, mainly as a consequence of the reduction by S/. 24 million in personnel expenses, by S/. 6 million in general and administrative expenses (for the aforementioned factors), by S/. 34 million in depreciation and by S/. 8 million in provisions.

EBITDA and Operating Result

EBITDA in 2Q04 (Earnings before interest, taxes, depreciation and amortization) dropped 2.6% compared to 2Q03, totaling S/. 405 million as a result of lower revenues that could not be offset by lower expenses. However, EBITDA margin increased from 47.4% in 2Q03 to 47.8% in 2Q04. Furthermore, the operating result increased S/. 3 million in 2Q04 compared to 2Q03 as a consequence of lower depreciation and amortization.

Moreover, accumulated EBITDA dropped 3.9% in 6M04 compared to 6M03, as a consequence of lower revenues. Meanwhile, EBITDA margin remained stable at 47.5%. In the same way, the operating result in 6M04 also remained stable regarding 6M03 (S/. 332 million).

Non-operating Result

The non-operating result went from a loss of S/. 115 million in 2Q03 to a profit of S/. 1 million in 2Q04, mainly due to external factors to the management of the company such as the positive effect of the monetary correction (REI) by S/. 44 million in 2Q04 compared to the negative value of S/. 41 million in 2Q03 (the wholesale price index, WPI, increased by 1.89% and the Nuevo Sol devalued by 0.31% in 2Q04). Furthermore, the loss in “others net” decreased S/. 29 million mainly due to lower adjustments for contingencies. Additionally, the net financial expenses compared to decreased of S/. 2 million as a consequence of the lower debt level.

In 6M04, the non-operating result increased S/. 207 million compared to 6M03 as in 2Q04, this occurred due to external factors. On one hand, the negative value of the REI lessened by S/. 136 million– as a consequence of a 4.77% increase in WPI and a 0.23% devaluation of the Nuevo Sol in 6M04-; on the other hand it was reported a lower loss in “others net” of S/. 70 million in 6M04 compared to 6M03 (mainly due to lower adjustments for contingencies). The net financial expenses remained similar to the ones of the same period of last year.

Net result

The net profit totaled S/. 88 million in 2Q03 compared to the S/. 1 million in 2Q03. Similarly, in accumulated terms, the net profit grew from S/. 35 million in 6M03 to S/. 195 million in 6M04. In both cases, this increase is mainly explained by an improvement in the non-operating result.

Consolidated Balance Sheet

The liquidity levels of the Company -measured by the current assets over current liabilities ratio- increased from 0.63 in 1Q04 to 0.68 in 2Q04, due to an increase in the cash levels of the company.

During 2Q04, the company reported a slight decrease in the “debt over debt plus equity” ratio, going from 31.9% in 1Q04 to 29.7% in 2Q04, as a result of both a reduction in debt and an increase in equity. Additionally, an improvement in the “interest coverage” ratio- EBITDA over net interest- was reported. This ratio increased from 14.6 in 2Q03 to 15.3 in 2Q04, as a result of the 3.7% reduction in the financial expenses. Nevertheless, the same ratio reported a slightly decrease from 15.0 in 6M03 to 14.5 in 6M04. Finally, the debt coverage ratio -debt over EBITDA- reached 1.0 in 6M04 compared to 1.5 in 6M03.

TABLE 1

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000) AS OF JUNE 30, 2004 1/

(Prepared In Accordance With Peruvian GAAP)

	2Q03		2Q04		Abs. Var. 2Q04-2Q03	% Var. 2Q04-2Q03	6M03		6M04		Var. Abs. 6M04-6M03	Var. % 6M04-6M03
		%		%		%		%		%		%
Local Telephone Service	398,223	45.4	364,143	42.9	(34,080)	(8.6)	816,144	45.1	747,766	43.1	(68,378)	(8.4)
Long Distance	88,862	10.1	78,003	9.2	(10,859)	(12.2)	192,093	10.6	160,681	9.3	(31,412)	(16.4)
Public Telephones	183,926	21.0	164,243	19.4	(19,683)	(10.7)	374,777	20.7	349,902	20.2	(24,875)	(6.6)
Cable TV	81,165	9.2	85,358	10.1	4,193	5.2	160,179	8.9	168,950	9.7	8,771	5.5
Business Communications	54,254	6.2	74,308	8.8	20,054	37.0	101,964	5.6	141,029	8.1	39,065	38.3
Other	71,390	8.1	81,836	9.7	10,446	14.6	163,445	9.0	167,407	9.6	3,962	2.4
Total Operating Revenues	877,820	100.0	847,891	100.0	(29,929)	(3.4)	1,808,602	100.0	1,735,735	100.0	(72,867)	(4.0)
Personnel	107,311	12.2	94,192	11.1	(13,119)	(12.2)	215,434	11.9	191,432	11.0	(24,002)	(11.1)
General and Administrative	244,844	27.9	238,242	28.1	(6,602)	(2.7)	505,520	28.0	499,323	28.8	(6,197)	(1.2)
Depreciation	258,766	29.5	244,961	28.9	(13,805)	(5.3)	527,249	29.2	493,271	28.4	(33,978)	(6.4)
Technology Transfer and Management Fees	75,121	8.6	74,119	8.7	(1,002)	(1.3)	155,339	8.6	147,775	8.5	(7,564)	(4.9)
Materials and Supplies	13,888	1.6	17,293	2.0	3,405	24.5	29,043	1.6	32,404	1.9	3,361	11.6
Provisions	31,989	3.6	28,301	3.3	(3,688)	(11.5)	66,855	3.7	59,064	3.4	(7,791)	(11.7)
Own Work Capitalized	(11,218)	(1.3)	(9,492)	(1.1)	1,726	(15.4)	(22,283)	(1.2)	(19,316)	(1.1)	2,967	(13.3)
Total Operating Costs and Expenses	720,701	82.1	687,616	81.1	(33,085)	(4.6)	1,477,157	81.7	1,403,953	80.9	(73,204)	(5.0)
Operating Income	157,119	17.9	160,275	18.9	3,156	2.0	331,445	18.3	331,782	19.1	337	0.1
EBITDA	415,885	47.4	405,236	47.8	(10,649)	(2.6)	858,694	47.5	825,053	47.5	(33,641)	(3.9)
Other Income (Expenses)
Interest Income	8,279	0.9	4,981	0.6	(3,298)	(39.8)	16,520	0.9	10,163	0.6	(6,357)	(38.5)
Interest Expenses	(36,864)	(4.2)	(31,442)	(3.7)	5,422	(14.7)	(73,930)	(4.1)	(66,923)	(3.9)	7,007	(9.5)
Others Net	(45,838)	(5.2)	(16,559)	(2.0)	29,279	(63.9)	(111,826)	(6.2)	(41,714)	(2.4)	70,112	(62.7)
Inflation Gain (Loss)	(40,987)	(4.7)	44,333	5.2	85,320	(208.2)	(13,187)	(0.7)	122,551	7.1	135,738	(1,029.3)
Total Other Income (Expenses)	(115,410)	(13.1)	1,313	0.2	116,723	(101.1)	(182,423)	(10.1)	24,077	1.4	206,500	(113.2)
Income Before Taxes and Participations	41,709	4.8	161,588	19.1	119,879	287.4	149,022	8.2	355,859	20.5	206,837	138.8
Workers’ Participation	(10,492)	(1.2)	(19,948)	(2.4)	(9,456)	90.1	(30,253)	(1.7)	(43,530)	(2.5)	(13,277)	43.9
Income Tax	(29,770)	(3.4)	(53,964)	(6.4)	(24,194)	81.3	(83,958)	(4.6)	(117,003)	(6.7)	(33,045)	39.4
Net Income	1,447	0.2	87,676	10.3	86,229	5,959.2	34,811	1.9	195,326	11.3	160,515	461.1

1/	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 2

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET IN ADJUSTED SOLES (000) AS OF JUNE 30, 2004 (1)

(End of Period Figures)

	2Q04	1Q04	4Q03	3Q03	2Q03
ASSETS
CURRENT ASSETS
Cash and cash equivalents	255,008	123,735	52,407	31,729	105,052
Negociable securities	39,474	53,508	48,576	62,188	54,407
Accounts and notes receivable - net	584,432	633,345	673,598	758,097	716,004
Other accounts receivable	223,425	230,517	373,581	243,831	234,668
Materials and supplies	37,141	35,541	29,342	35,549	34,853
Prepaid taxes and expenses	47,425	39,416	71,308	89,002	67,868
Total current assets	1,186,905	1,116,062	1,248,812	1,220,396	1,212,852
Accounts receivable - LT wit T. Móviles	0	0	0	238,848	239,830
LONG-TERM INVESTMENTS	92,401	91,565	90,706	74,664	144,682
PROPERTY, PLANT AND EQUIPMENT	15,058,705	15,052,839	15,006,478	14,716,744	14,614,280
Accumulated depreciation	(9,102,874)	(8,882,468)	(8,652,707)	(8,375,044)	(8,145,273)

Write-off Provision	(65,269)	(65,269)	(65,269)	(65,269)	(65,269)

	5,890,562	6,105,102	6,288,502	6,276,431	6,403,738
OTHER ASSETS, net	244,942	215,699	236,096	294,025	326,370

TOTAL ASSETS	7,414,810	7,528,428	7,864,116	8,104,364	8,327,472

	2Q04	1Q04	4Q03	3Q03	2Q03
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Overdrafts	5,905	4,209	23,065	—	—
Accounts payable and accrued liabilities	372,627	434,181	487,086	487,173	344,040
Other accounts payable	816,466	767,354	909,765	942,602	1,145,074
Provision for severance indemnities	2,997	3,074	2,774	0	357
Bank Loans	120,000	212,047	148,397	219,798	371,703
Current maturities of long-term debt	122,163	85,373	89,617	60,988	61,337
Current maturities of bonds	244,004	162,097	27,515	85,998	209,846
Commercial Papers	50,740	114,753	265,001	323,172	396,151
Total current liabilities	1,734,902	1,783,088	1,953,220	2,119,731	2,528,508
LONG-TERM DEBT	251,770	310,165	329,422	378,658	390,129
BONDS	746,264	783,247	951,816	900,815	712,951
GUARANTY DEPOSITS	102,299	105,474	109,229	109,822	108,205
DEFERRED EARNINGS	936,502	984,920	1,060,394	1,090,669	1,103,034
SHAREHOLDERS’ EQUITY
Capital stock	3,095,246	3,095,246	3,095,246	3,095,246	3,095,246
Legal reserve	372,011	372,011	369,604	369,604	369,604
Retained earnings	175,816	94,277	(4,815)	39,819	19,795

TOTAL SHAREHOLDERS’ EQUITY	3,643,073	3,561,534	3,460,035	3,504,669	3,484,645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,414,810	7,528,428	7,864,116	8,104,364	8,327,472

(1)	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Statistical Data, End of Period Figures

	2Q03	3Q03	4Q03	1Q04	2Q04	2Q04-2Q03	2Q04/ 2Q03
Fixed-Wire Telephone Service: Local+Long Distance
Lines Installed	2,037,097	2,107,791	2,145,345	2,178,845	2,197,489	160,392	7.9
Profits (losses) in Lines in Service, net	33,991	46,152	49,052	33,536	42,988	8,997	26.5
Lines in Service Including Public Telephones (1)	1,866,171	1,915,191	1,963,554	1,998,141	2,043,885	177,714	9.5
Local Traffic - Minutes (000) (2)	1,499,533	1,482,289	1,446,274	1,395,796	1,341,295	(158,238)	(10.6)
Long Distance - Minutes (000) (3)	226,751	239,200	241,167	240,638	239,532	12,781	5.6
Number of Employees (Telefónica del Perú and Subsidiaries)	5,058	5,004	4,920	5,198	5,128	70	1.4
Number of Employees (Telefónica del Perú)	3,454	3,413	3,316	3,335	3,325	(129)	(3.7)
Lines in Service per Employee (Telefónica del Perú) (1)	540	561	592	599	615	75	13.9
Digitalization Rate (%)	96	96	96	96	96	0	0.3
Lines in Service per 100 inhabitants	6.9	7.0	7.2	7.3	7.5	1	9.3
PUBLIC TELEPHONES
Lines in Service (4)	113,285	116,159	115,614	116,694	119,448	6,163	5.4
BROAD BAND
Lines in Service (5)	54,435	68,197	90,689	107,246	134,925	80,490	147.9
CABLE TV
Subscribers	345,016	355,011	363,088	369,741	373,203	28,187	8.2

(1)	Excluding Cellular Public Phones, Publifón and rurals

(2)	Including traffic F2F billing (voice and internet), F2M and M2F

(3)	Excluding Prepaid cards, including packed minutes plans.

(4)	Including cellular and fixed public phones and Rural fixed and cellular public phones (do not include Publifon)

(5)	Including broad band and Cablenet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: August 13, 2004	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.